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                     [LETTERHEAD OF DORSEY & WHITNEY LLP]



                               December 11, 1998


Securities and Exchange Commission                     VIA EDGAR TRANSMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Green Tree Lease Finance 1997-1, LLC
               Current Report on Form 8-K
               Lease-Backed Notes

Ladies and Gentlemen:

        We hereby request that the Form 8-K filed as of 8:00 AM, December 11, 1998, Accession number: 0001045969-98-000874 be withdrawn. It was incorrectly filed under the EDGAR codes of Green Tree Lease Finance II, Inc. and Green Tree Lease Finance 1998-1, LLC. The Form 8-K will be re-submitted via EDGAR later today using the EDGAR codes of Green Tree Lease Finance 1997-1, LLC, as the Issuer.


                                    Very truly yours,

                                    /s/ Charles F. Sawyer

                                    Charles F. Sawyer

Enclosure

cc:  Joel H. Gottesman, Esq.
     Siegfried P. Knopf, Esq.